TRUNKBOW INTERNATIONAL HOLDINGS LIMITED
Unit  1217-1218, 12F of  Tower B, Gemdale Plaza,
No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China

June 3, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Trunkbow International Holdings Limited (f/k/a Bay Peak 5 Acquisition Corp.)

        Registration Statement on Form 10 filed on April 7, 2010
                        Registration No. 000-53934

Ladies and Gentlemen:

We respectfully request (i) that the Registration Statement filed on Form 10 (File No. 000-53934) of Trunkbow International Holdings Limited (f/k/a Bay Peak 5 Acquisition Corp.), together with all exhibits (the “Registration Statement”) be withdrawn, and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal.

The Company confirms that the Registration Statement has not been declared effective.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Mitchell S. Nussbaum at (212) 504-3013.

Very truly yours, Trunkbow International Holdings Limited

By:	/s/ Ye Yuan Jun
Name: Ye Yuan Jun
Title: Chief Financial Officer